UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number:  000-49650

TORM A/S
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 6 - 2013 issued by TORM A/S to The Copenhagen Stock Exchange on April 11, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: April 15, 2013	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

Board of Directors' report at TORM A/S' Annual General Meeting on 11 April 2013

In connection with TORM A/S' Annual General Meeting today, the Board of Directors' report on the Company's activities for the past year is hereby made public.

Contact TORM A/S Jacob Meldgaard, CEO, tel.: +45 3917 9200 Roland M. Andersen, CFO, tel.: +45 3917 9200 C. Søgaard-Christensen, IR, tel.: +45 3076 1288	Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 3917 9200 / Fax: +45 3917 9393 www.torm.com

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company operates a fleet of approximately 110 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the conclusion of definitive waiver documents with our lenders, the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no. 6 / 11 April 2013	Board of Directors' report at TORM A/S' annual general meeting on 11 April 2013	Page 1 of 7

BOARD OF DIRECTORS' REPORT BY THE CHAIRMAN OF THE BOARD FLEMMING IPSEN

Introduction

TORM held an Extraordinary General Meeting on 9 January 2013 with the purpose of amending the Company's Articles of Association, including adopting certain minority-protecting rights, and electing members to the Board of Directors.

At the Extraordinary General Meeting, the former chairman, N. E. Nielsen, gave a presentation of the restructuring of TORM completed on 5 November 2012 and the related transactions.

In this report by the Board of Directors, focus will therefore be on TORM's results of operations in 2012.

Operations in 2012

TORM incurred a clearly unsatisfactory loss before tax of USD 579 million in 2012. The performance was in line with the revised forecast of 27 February 2013. The results include special items of USD 210 million from the restructuring and recognized impairment losses of USD 116 million related to FR8 and assets held for sale.

The operating loss of USD 253 million, before special items of USD -326 million, was driven by the adverse market conditions during 2012 in both the product tanker and dry bulk segments. In addition, the results of both the Bulk and Tanker Divisions were to a significant degree adversely affected by TORM's challenging financial position up until the completion of the restructuring towards the end of the year.

The product tanker freight rates remained under pressure in 2012 as the markets continued to suffer from tonnage oversupply. Global growth indicators were sluggish, which negatively impacted the oil product transportation. Nevertheless, by leveraging strong customer relationships and scale benefits and despite the difficult market conditions, TORM achieved high fleet utilization as well as earnings above spot market benchmarks.

The dry bulk market also suffered from a record-high tonnage influx and declining demand growth, especially in China. Freight rates were generally at a lower level than experienced in 2011. During 2012, TORM focused on strengthening its customer relations.

Let me elaborate on the trends in the product tanker and bulk markets in order to put TORM's performance and situation into perspective.

Tanker Division

TORM's greatest exposure is to the product tanker market, and TORM's business model aims at maintaining a continued presence in the spot market – i.e. without long-term coverage – in order to be able to take advantage of the anticipated volatility and gradual market recovery. Short term, TORM will not seek higher coverage than the current levels, as the Company is of the opinion that there is an upside potential in the market.

Product tanker freight rates continued to be under pressure in 2012, as the markets continued to suffer from an oversupply of tonnage, some of it ordered back in 2007-2008. 2012 saw a net fleet growth of approximately 2%. Global economic growth indicators were sluggish, which hampered the global oil consumption and subsequently the refined oil product transportation. Total demand growth measured in dead weight tons in 2012 is estimated at approximately 3%. In comparison, the net fleet growth was approximately 4% in 2011 and the total demand growth was approximately 1%.

In the first quarter of 2012, the freight markets – for especially the larger segments (LRs) – continued at the low levels from end-2011. This was mainly due to reduced demand for naphtha in the East and temporary refinery closures in the Arabian Gulf. The freight rates for MR vessels were positively influenced by Brazilian imports and increasing ton-miles.

Announcement no. 6 / 11 April 2013	Board of Directors' report at TORM A/S' annual general meeting on 11 April 2013	Page 2 of 7

In the second quarter of 2012, the jet oil arbitrage opened to Europe, increasing the freight rates for LRs in the East. The MR freight rates were negatively affected in the West by a lack of arbitrage as well as weaker US East Coast demand.

In the third quarter of 2012, freight rates in the eastern market were stronger and LRs were supported by the increased amount of long haul cargo from the Arabian Gulf to Brazil and the naphtha trade in general, together with the distillate arbitrage from the Middle East to the West. The western market remained weak and MRs were impacted by planned refinery maintenance in Europe and continued limited diesel trade. A refinery explosion in Venezuela led to increased long haul trades from the US Gulf. MRs were positively impacted by new trades created by the permanent closures of refineries in Australia.

The fourth quarter of 2012 showed a positive development in MR freight rates in the West triggered by hurricane Sandy and refinery outages on the US West Coast, which positively impacted the ton-miles factor through an increased product flow from the US Gulf and the Far East. The eastern market was positively impacted by increased naphtha and ethylene demand, distillate arbitrage to Europe and internal arbitrage in the Far East.

Despite TORM's challenging financial position, TORM once again outperformed the commercial spot benchmarks by 12%, 10% and 32% for LR2, LR1 and MR, respectively. This was due to TORM's strong customer relations and the Company's scale effects.

The Tanker Division's EBIT before restructuring effects was a loss for 2012 of USD 156 million before impairment losses of USD 74 million, compared to a loss of USD 107 million before impairment losses in 2011. The loss for 2012 includes a net loss of USD 16 million from the sale of two vessels and the cancellation of one newbuilding order.

The result is clearly unsatisfactory.

In 2012, the market conditions impacted both product tanker newbuilding prices and resale values, causing further pressure on vessel values. This was particularly the situation for LR2 vessels, with the estimated value of five-year-old second-hand vessels dropping by 28% during 2012. Prices generally stabilized in the fourth quarter of 2012.

Bulk Division

The dry bulk spot market was volatile during 2012 driven by seasonality and events like the drought in the US grain season, the Indonesian raw material export ban and the tropical storms Isaac and Sandy. The bulk fleet increased by approximately 10% net in 2012 despite considerable scrapping of older tonnage. In 2012, growth in trade volumes reached approximately 5% with increased Chinese iron ore imports as the primary driver. The freight rates in the Panamax segment moved between USD/day 3,500 and 13,000 with an average market level of approximately USD/day 7,679, or some 45% below 2011 levels. In fact, this was the lowest level recorded in the Baltic Freight Index since 1986.

In the first quarter of 2012, freight rates were under pressure due to a large number of seasonal newbuilding deliveries – a total of 69 Capesize, 111 Panamax and 85 Handymax vessels. Furthermore, the market was negatively influenced by slower growth in the Chinese commodity demand and a delay in the South American grain season.

The second quarter of 2012, started with a positive sentiment as a result of South American grain coming into season. However, general macroeconomic uncertainty and events like the Indonesian export ban led to an overall negative development. Especially the larger segments suffered.

In the third quarter of 2012, the Pacific market was impacted by the monsoon season, and in the Atlantic freight rates were adversely affected by drought, leading to the lowest North American grain yield in six years, as well as a logistical disruption caused by the tropical storm Isaac.

The fourth quarter of 2012, was negatively affected by the seasonal decline in dry bulk freight rates for both the Atlantic and the Pacific markets. This occurred despite the fact that the demand for iron ore continued to be firm.

TORM experienced an increasing number of waiting days and ballasting days due to adverse effects of the Company's financial situation. Despite this, TORM achieved average earnings of USD/day 10,248 in the Panamax segment, which was 33% higher than the average benchmark level. In the Handymax segment, TORM's average daily earnings were USD/day 10,481, which is 11% higher than the average benchmark level.

Announcement no. 6 / 11 April 2013	Board of Directors' report at TORM A/S' annual general meeting on 11 April 2013	Page 3 of 7

The Bulk Division posted an operating loss (EBIT) for 2012 of USD 27 million excluding restructuring effects, against an operating loss of USD 68 million in 2011. This is highly unsatisfactory and is primarily due to the low bulk spot market level.

During 2012, TORM focused on strengthening its customer relations, and the coverage for 2013 is thus entirely based on contracts of affreightment (COAs) with key customers.

Bulk asset prices gradually decreased during 2012. For example, the estimated price of a five-year-old second-hand Panamax bulk carrier decreased by 30% during 2012.

Piracy

Unfortunately, international shipping is still faced with the challenge of piracy. TORM's response to piracy is founded in the Best Management Practice (BMP) developed by the International Chamber of Shipping, the International Shipping Federation and national navy forces. During 2012, TORM experienced two failed attempts of hijacking. The Company will continue to monitor the risk situation and preempt hijacking by following Company security procedures, which currently means engaging armed guards on all vessels passing through High Risk Areas. During 2012, TORM completed 271 voyages with armed guards.

The international campaign against piracy is paying off, as is evidenced by the decline in the number of attempted hijackings in the Gulf of Aden area, which is down by two thirds compared with 2011.

I would like to highlight the efforts of the Danish forces on 15 December 2012, when the frigate Iver Huitfeldt came to TORM Krisitina's rescue following an attempt of hijacking. In March, TORM had the opportunity to honor the crew at a reception attended by the Minister of Defense along with representatives of TORM, the Armed Forces, the Danish Shipowners' Association and the Danish press.

Financial statements

I will now  go through the financial statements for 2012. The financial statements are extraordinary as they were materially impacted by the restructuring in a number of areas. The effects are described in detail in the listing prospectus dated 7 December 2012, as well as in the Annual Report, pp. 38 onward. In the income statement, the items charter hire, sale of vessels and financial expenses are impacted negatively by a total of USD 210 million by the restructuring. The capital increase of USD 200 million, effected by conversion of debt, was recognized as an increase in equity.

Income statement

TORM's revenue for 2012 was USD 1,121 million, compared to USD 1,305 million in 2011. The weaker performance was primarily due to a 16% drop in the number of available earning days.

Earnings at the so-called TCE (Time Charter Equivalent) level were USD 466 million in 2012, against USD 644 million in 2011. The mentioned decrease in available earning days corresponded to a reduction in TCE earnings of USD 102 million and lower freight rates in both the Tanker and Bulk Divisions, corresponding to a reduction in TCE earnings of USD 68 million.

EBITDA, i.e. earnings before interest, depreciation, amortization and tax, was a loss of USD 49 million excluding restructuring effects, compared to a loss of USD 44 million in 2011. At an EBITDA level, the restructuring had an additional negative impact of USD 145 million on the financial statements for 2012.

Total administrative expenses amounted to USD 67 million, which was a decrease of USD 4 million or 6% compared to the USD 71 million in 2011, mainly due to a reduction in the number of employees and despite the inflationary pressure. Since 2008, TORM has cut its administrative expenses by 26% or USD 23 million.

TORM incurred a loss before tax of USD 579 million in 2012, compared to a loss of USD 451 million in 2011. This is in line with the revised forecast as of 27 February 2013. The results include special items of USD 210 million from the restructuring and recognized impairment charges of USD 116 million related to FR8 and the assets held for sale.

Announcement no. 6 / 11 April 2013	Board of Directors' report at TORM A/S' annual general meeting on 11 April 2013	Page 4 of 7

The operating loss of USD 253 million excluding special items of USD -326 million was driven by the adverse market conditions during 2012 in both the product tanker and dry bulk segments. As previously mentioned, the results of both the Bulk and Tanker Divisions were significantly adversely affected by TORM's challenging financial position until the completion of the restructuring towards the end of the year.

TORM incurred a loss after tax of USD 581 million, compared with a loss of USD 453 million in 2011, resulting in negative earnings per share (EPS) of USD 3.3 in 2012, against negative EPS of USD 6.5 in 2011.

The result for 2012 is clearly unsatisfactory.

Balance sheet and cash flow

TORM's total assets decreased by USD 424 million to USD 2,355 million from USD 2,779 million in 2011. The decrease was primarily due to impairment losses of USD 116 million relating to FR8 and vessels held for sale, depreciation of USD 138 million and a change in working capital.

The Company's recorded equity decreased by USD 377 million to USD 267 million calculated according to a going concern assumption. The decrease in equity was mainly due to the loss for the year of USD 581 million and the USD 200 million capital increase in connection with the restructuring. The equity at 31 December 2012 gave TORM an equity ratio of 11%.

TORM estimates the fleet's total long-term earning potential each quarter, based on discounted future cash flow, in accordance with IFRS requirements. The estimated value of the fleet as of 31 December 2012 supports the carrying amount. It should be emphasized that, in case of a forced sale, the recoverable amount of the fleet will be significantly lower (USD 789 million at year end 2012) than under the going concern assumption, as stated in the Annual Report.

The Group's net interest-bearing debt for 2012 was USD 1,868 million, up 5% relative to 2011, when it stood at USD 1,787 million. The increase was primarily a result of the new working capital facility (USD 58 million) and the effects of the termination of swaps in connection with the restructuring (approximately USD 30 million).

TORM's operating activities in 2012 generated a cash flow of USD -100 million as compared to a cash flow of USD -75 million in 2011. The decline was due to the lower freight rates. Cash flow from investing activities amounted to USD 0 million, compared to a cash flow of USD 168 million in 2011, affected by USD 284 million from sales of vessels. Cash flow from financing activities was a cash flow of USD 42 million in 2012, against a cash flow of USD -128 million in 2011. The change was explained by deferral of installments on mortgage debt as well as a new working capital facility.

The Annual Report 2012 was provided with an independent auditors' report without any qualification.

Share price development

The average daily trading volumes in 2012 were approximately 113,000 on NASDAQ OMX and 31,000 American Depository Receipts (ADRs). The share price deteriorated from DKK 3.9 per share at the beginning of 2012 to DKK 1.7 per share at the end of 2012.

At the Company's Extraordinary General Meeting on 9 January 2013 and in Company Announcement no. 1 of the same date, the former Board of Directors set out the changes in the share capital in detail. The current status is that TORM's issued share capital amounts to DKK 7,280,000 nominal value, equal to 728,000,000 shares of a nominal value of DKK 0.01 each.

In 2012, TORM ensured continued compliance with the NASDAQ rules by changing the ratio of its ADRs to its Common Shares from 1:1 to 1:10. The present situation is that the ADR program represents approximately 0.5% of the Company's total share capital. The Board of Directors finds that it would be in the interest of the Company to delist the ADR program due to its limited size, and the costs involved with a listing on NASDAQ and the reporting and filing obligations under the U.S. Securities Exchange Act. The Annual General Meeting will consider this proposal under item 7.b.

Dividend

The Board of Directors proposes that no dividend be distributed for the financial year 2012.

Announcement no. 6 / 11 April 2013	Board of Directors' report at TORM A/S' annual general meeting on 11 April 2013	Page 5 of 7

Market developments in 2013

In the product tanker segment, the first quarter is seasonally stronger than the following two quarters, and during the first months of 2013, average freight rates have exceeded the level obtained in the comparable periods since the onset of the crisis.

Going forward, TORM expects increasing oil consumption and increased ton-mile effects from relocation of refinery capacity to increase demand. The supply side is still affected by the tonnage influx in 2008-2012, which resulted in ample tonnage supply. However, a moderate order book, scrapping of existing tonnage and possible postponement of newbuildings will reduce the increase in supply and impact rates positively. Freight rates are expected to be volatile, and the number of future newbuilding orders remains uncertain.

In the bulk segment, the first quarter of 2013 began on a weaker note than the same period in 2012 for handymax and panamax. TORM remains cautious about the prospects for the dry bulk market in 2013 due to the relatively high level of newbuilding deliveries expected across all segments. Freight rates are expected to remain under pressure due to the oversupply of tonnage and the market's significant dependence on China coupled with seasonal demand fluctuations.

TORM's outlook for 2013

TORM expects a loss before tax for 2013 of USD 100-150 million excluding any vessel sales and impairment losses. Given that 24,676 earning days remained open at the end of 2012, profit/loss before tax would be impacted by USD 25 million by a change in freight rates of USD/day 1,000. As described in the Annual Report, TORM expects to remain in compliance with the financial covenants in 2013.

One TORM

TORM has now succeeded in stabilizing the Company's situation and in strengthening the organization with fresh resources. Under the "One TORM" heading, the Company has launched a number of measures to support TORM's strong operational platform and ensure optimal value creation for all stakeholders. I will now briefly give some examples of these measures, focusing on four common goals.

Customers first

Even under difficult conditions, TORM has consistently generated earnings above market level. One reason for this is the Company's strong customer focus.

In the period since the restructuring, the organization has managed to fully re-establish its close relations with all core customers.

In order to strengthen the proximity to customers, TORM re-organized the structure of the Tanker Division into supporting all vessel segments depending on the geographical location of the customers. By doing so, the Company mirrors the organization of individual customers, thereby enhancing customer relationships.

TORM has rejected the traditional pool models with their broadly based decision-making process in favor of strategic partnerships and so-called Revenue Sharing Schemes, which provide far greater flexibility and faster decision-making as well as a better cost structure.

Ensuring quality in everything

TORM handles the technical management of the Company's vessels itself, and with optimized processes and systems this provides an improved scope for technical and commercial action.

For instance, TORM strives to be a quality carrier approved at all times by a pre-defined, representative group of oil majors, thus securing optimal trading flexibility and profitability. During 2012, TORM again improved its performance on this objective by 2 percentage points compared to 2011.

TORM also made significant headway on the integration of the IT landscape, resulting in a number of efficiency enhancements across the value chain.

Announcement no. 6 / 11 April 2013	Board of Directors' report at TORM A/S' annual general meeting on 11 April 2013	Page 6 of 7

Acting responsibly

Acting responsibly is key to TORM's way of doing business, and TORM strives to uphold the highest safety, environment and CSR standards.

For example, through training of officers TORM has managed to carry on the positive trend in central CSR key indicators in relation to environment, health, safety and security.

TORM takes a proactive approach to fuel efficiency as it has a significant environmental and financial impact. The Company focuses on a combination of technical modifications of vessels, training in energy efficiency and addressing the mindset and behavior of the relevant stakeholders. TORM expects to be able to reduce the fuel consumption of the existing fleet by up to 10% over the coming years, which will lead to cheaper operations on full implementation of such measures. Accordingly, the difference between the latest, fuel-efficient vessel designs and older vessels can be minimized, thus retaining their competitiveness of older vessels.

As in previous years, TORM has issued a separate CSR report for 2012, which details TORM's efforts and results in these areas. This report is available at TORM's website.

Operating in a cost-efficient manner

Among other measures, TORM has reduced administrative expenses from USD 90 million in 2008 to USD 67 million in 2012. With the latest string of measures, TORM expects to be able to further cut administrative expenses significantly in 2013.

The previously mentioned fuel initiatives are also expected to hold a major cost-saving potential.

With a number of initiatives in such areas as procurement and crewing, TORM has also managed to keep OPEX significantly below the 2008 level despite the underlying inflationary pressure.

TORM is well on the way to delivering on a cost program of USD 100 million in accumulated savings between 2012 and 2014.

*    *    *

TORM has now created a financial and operational platform for the coming years, which will give the Company time to find a more permanent capital structure. The "One TORM" measures will strengthen TORM's long-term foundation.

Proposals submitted by the Board of Directors

Finally, before rounding off my report, I would like to make a few comments on the remaining part of the notice to convene this meeting, which once again this year includes proposals from the Board of Directors. However, these are far less extensive than last year, when the proposals included a number of authorizations in connection with the restructuring process.

Proposal 7.a. is prompted by the existing Danish corporate governance recommendations issued in 2011 and, accordingly, the Board of Directors proposes that the shareholders at the General Meeting approve the level of remuneration for the Board of Directors for 2013.

Proposal 7.b. concerns an authorization to terminate the Company's American Depositary Receipt ("ADR") program and in this connection allow the Company to acquire treasury shares as well as delist the Company's American Depository Shares ("ADS") from Nasdaq Capital Market, USA and deregister the Company's securities under the U.S. Securities Exchange Act of 1934. The Board of Directors finds that this would be in the interest of the Company due to the limited size of the ADR program and the costs involved with a listing on NASDAQ and the reporting and filing obligations under the U.S. Exchange Act. The ADR program represents approximately 0.5% of the Company's total share capital following the capital increase carried out in connection with TORM's restructuring in November 2012.

Concluding remarks

2012 was a challenging year for the shipping industry in general, and for TORM in particular. In 2012, TORM succeeded in obtaining a financial restructuring agreement, which stabilizes the Company in the coming period. The Board of Directors is confident that, in collaboration with its most important stakeholders, TORM is on track to re-establish the foundations for a stronger company for the future.

Thank you.

Announcement no. 6 / 11 April 2013	Board of Directors' report at TORM A/S' annual general meeting on 11 April 2013	Page 7 of 7